Exhibit 99.1

GERDAU S.A.

Condensed consolidated

interim financial information

at June 30, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Gerdau S.A.

We have reviewed the accompanying condensed consolidated balance sheets of Gerdau S.A. and its subsidiaries (the “Company”) as of June 30, 2006 and 2005, and the related condensed consolidated statements of income, of comprehensive income,  of cash flows and of changes in shareholders’ equity for each of the three-month and six-months periods ended June 30, 2006 and 2005.  This interim financial information is the responsibility of the Company’s management.

We were furnished with the report of other accountants on their review of the interim financial information of: (a) Gallatin Steel Company, a 50% owned joint venture, whose equity investment amounted to 1.1% and 2.4% of total consolidated assets as of June 30, 2006 and June 30, 2005, respectively, and equity in income amounted to 4.9% and 4.4%, and 6.2% and 8.3% of income before taxes on income and minority interests for the three-month and six-month periods ended June 30, 2006 and for the three-month and six-month periods ended June 30, 2005, respectively; and (b) Aços Villares S.A. a subsidiary, whose total assets as of June 30, 2006, and net sales for the three-month and six-month periods ended June 30, 2006, constituted 5.9%, 6.7% and 6.4%, respectively, of the related consolidated totals.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review and the review performed by the other accountants, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2005, and the related consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the year then ended (not presented herein), and in our report dated May 2, 2006 we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes
Porto Alegre, Brazil

August 8, 2006

GERDAU S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars, except number of shares)

ASSETS

		June 30, (Unaudited)		December
	Note	2006	2005	31, 2005

Current assets
Cash and cash equivalents		732,316	417,992	532,375
Restricted cash		9,154	6,679	9,617
Short-term investments		2,048,806	647,471	1,761,421
Trade accounts receivable, net		1,289,931	933,785	779,526
Inventories	3	2,028,129	1,664,416	1,662,461
Unrealized gains on derivatives	9	395	—	41
Deferred income taxes		55,701	9,765	34,183
Tax credits		159,738	88,657	78,443
Prepaid expenses		39,592	18,256	39,512
Other		79,608	74,759	78,257
Total current assets		6,443,370	3,861,780	4,975,836

Non-current assets
Property, plant and equipment, net	4	5,018,572	3,212,837	3,517,962
Deferred income taxes		227,291	144,598	181,712
Judicial deposits	6	70,320	53,742	62,186
Unrealized gains on derivatives	9	12,627	—	2,333
Tax credits		129,553	—	102,842
Equity investments		185,938	206,703	179,359
Investments at cost		11,750	6,553	9,261
Goodwill		389,274	142,788	147,854
Prepaid pension cost		90,153	62,994	72,498
Advance payment for acquisition of investments		75,593	68,500	14,895
Other		171,371	101,990	35,004
Total assets		12,825,812	7,862,485	9,301,742

The accompanying notes are an integral part of this condensed consolidated interim financial information.

LIABILITIES

		June 30, (Unaudited)		December
	Note	2006	2005	31, 2005
Current liabilities
Short-term debt	5	640,234	277,212	311,384
Current portion of long-term debt	5	410,333	258,332	255,178
Trade accounts payable		1,007,357	686,491	676,366
Income taxes payable		54,887	54,898	50,500
Unrealized losses on derivatives		—	8,124	6,786
Deferred income taxes	9	100,960	15,042	4,680
Payroll and related liabilities		143,370	106,812	109,508
Dividends and interest on equity payable		1,504	4,777	80,144
Taxes payable, other than income taxes		118,563	75,112	57,736
Debentures	5	106,963	1,105	1,162
Other		192,936	87,972	127,793
Total current liabilities		2,777,107	1,575,877	1,681,237

Non-current liabilities
Long-term debt, less current portion	5	2,608,840	1,441,891	2,233,031
Debentures	5	444,453	415,289	414,209
Deferred income taxes		270,642	60,718	141,682
Accrued pension and other post-retirement benefits obligation		217,347	108,879	154,727

Provision for contingencies	6	205,446	103,820	127,849
Unrealized losses on derivatives	9	6,658	5,578	1,170
Other		174,096	63,295	83,035
Total non-current liabilities		3,927,482	2,199,470	3,155,703

Total liabilities		6,704,589	3,775,347	4,836,940

Commitments and contingencies	6

Minority interest		1,629,450	854,232	921,204

SHAREHOLDERS’ EQUITY	7

Preferred shares - no par value - 800,000,000 authorized shares and 435,986,042 shares issued at June 30, 2005 and 2006 and at December 31, 2005, after giving retroactive effect to the stock bonus approved on March 31, 2006		2,253,377	1,456,479	1,456,479

Common shares - no par value - 400,000,000 authorized shares and 231,607,008 shares issued at June 30, 2005 and 2006 and at December 31, 2005 after giving retroactive effect to the stock bonus approved on March 31, 2006		1,179,236	755,903	755,903

Additional paid-in capital		129,949	134,238	134,147

Treasury stock - 4,200,596 preferred shares at June 30, 2006 and 4,350,900 preferred shares at June 30, 2005, respectively, and 4,568,543 at December 31, 2005, after giving , at June 30, 2005 and December 31, 2004, retroactive effect to the stock bonus on March 31, 2006		(28,409)	(19,845)	(21,951)
Legal reserve		6,960	138,698	198,685
Retained earnings		1,143,710	1,235,000	1,431,062
Cumulative other comprehensive loss
-Foreign currency translation adjustment		(157,946)	(452,226)	(375,623)
-Additional minimum pension liability		(35,104)	(15,341)	(35,104)
Total shareholders’ equity		4,491,773	3,232,906	3,543,598

Total liabilities and shareholders’ equity		12,825,812	7,862,485	9,301,742

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

(in thousands of U.S. Dollars, except number of shares and per share amounts)

		Three-month period ended		Six-month period ended
		June 30, (unaudited)		June 30, (unaudited)
	Note	2006	2005	2006	2005

Sales		3,306,257	2,470,684	6,451,293	4,923,903
Less: Federal and state excise taxes		(289,129)	(243,247)	(586,258)	(464,508)
Less: Discounts		(30,503)	(24,884)	(71,848)	(50,826)

Net sales		2,986,625	2,202,553	5,793,187	4,408,569
Cost of sales		(2,142,220)	(1,623,713)	(4,228,062)	(3,231,519)

Gross profit		844,405	578,840	1,565,125	1,177,050
Sales and marketing expenses		(68,054)	(49,499)	(127,557)	(92,842)
General and administrative expenses		(202,765)	(83,850)	(414,481)	(191,374)
Other operating income (expenses), net		(11,221)	769	62,757	23,465

Operating income		562,365	446,260	1,085,844	916,299
Financial expenses		(72,858)	(52,397)	(185,532)	(105,919)
Financial income		91,864	22,749	224,953	44,937
Foreign exchange gains and losses, net		21,549	104,650	115,750	95,265
Gains and losses on derivatives, net		9,898	(21,268)	10,571	(21,000)
Equity in earnings of unconsolidated companies, net		37,180	25,343	66,476	58,196

Income before taxes on income and minority interest		649,998	525,337	1,318,062	987,778

Provision for taxes on income	11
Current		(121,282)	(92,038)	(247,445)	(203,308)
Deferred		(7,691)	(57,228)	(43,431)	(88,222)
		(128,973)	(149,266)	(290,876)	(291,530)

Income before minority interest		521,025	376,071	1,027,186	696,248

Minority interest		(107,967)	(51,332)	(179,547)	(94,623)

Net income		413,058	324,739	847,639	601,625

Per share data (in US$)	8
Basic earnings per share
Preferred		0.62	0.49	1.28	0.91
Common		0.62	0.49	1.28	0.91

Diluted earnings per share
Preferred		0.62	0.49	1.26	0.90
Common		0.62	0.49	1.26	0.90

Number of weighted-average common shares outstanding after giving retroactive effect to stock bonus approved on March 31, 2006 – Basic and diluted		231,607,008	231,607,008	231,607,008	231,607,008

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus approved on on March 31, 2006 (Note 7.1) – Basic		432,990,363	432,360,812	432,620,192	432,415,795

Number of weighted-average preferred shares outstanding after giving retroactive effect to stock bonus approved on March 31, 2006 (Note 7.1) – Diluted		438,699,588	434,576,680	438,926,281	434,610,203

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(in thousands of U.S. Dollars)

	Three-month period ended		Six-month period ended
	June 30, (unaudited)		June 30, (unaudited)
	2006	2005	2006	2005

Net income as reported in the consolidated statement of income	413,058	324,739	847,639	601,625
Foreign currency translation adjustments	(17,322)	187,530	217,677	170,199

Comprehensive income for the period	395,736	512,269	1,065,316	771,824

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

(in thousands of U.S. Dollars, except and per share data)

	Note	Preferred shares	Common shares	Additional paid-in capital	Treasury stock	Legal reserve	Retained earnings	Cumulative other comprehensive loss	Total
Balances as of January 1, 2005		1,016,846	522,358	3,743	(15,256)	122,813	1,509,847	(637,766)	2,522,585
Net income		—	—	—	—	—	601,625	—	601,625
Capitalization of reserves		439,633	233,545	—	—	—	(673,178)	—	—
Appropriation of reserves		—	—	444	—	15,885	(16,329)	—	—
Purchase of treasury preferred shares	7.1	—	—	—	(4,589)	—	—	—	(4,589)
Gain on change of interest					129,950				129,950
Foreign currency translation adjustment		—	—	—	—	—	—	170,199	170,199
Dividends - $0.28 per Common share and per Preferred share (*)	7.2	—	—	—	—	—	(186,965)	—	(186,965)
Stock option plan expense recognized during the period		—	—	101	—	—	—	—	101

Balances as of June 30, 2005		1,456,479	755,903	134,238	(19,845)	138,698	1,235,000	(467,567)	3,232,906

Balances as of January 1, 2006		1,456,479	755,903	134,147	(21,951)	198,685	1,431,062	(410,727)	3,543,598
Net income		—	—	—	—	—	847,639	—	847,639
Capitalization of reserves		796,898	423,333	—	—	(210,912)	(1,009,319)	—	—
Appropriation of reserves		—	—	—	—	19,187	(19,187)	—	—
Purchase of treasury preferred shares	7.1	—	—	—	(19,454)	—	—	—	(19,454)
Foreign currency translation adjustment		—	—	—	—	—	—	217,677	217,677
Dividends - $0.16 per Common share and per Preferred share (*)	7.2	—	—	—	—	—	(103,154)	—	(103,154)
Stock option exercised during the period		—	—	(5,281)	12,996	—	(3,331)	—	4,384
Stock option plan expense recognized during the period		—	—	1,083	—	—	—	—	1,083

Balances as of June 30, 2006		2,253,377	1,179,236	129,949	(28,409)	6,960	1,143,710	(193,050)	4,491,773

(*) After giving retroactive effect to the stock bonus approved on March 31, 2006 as described in Note 7.1. Preferred treasury stock for the six-month periods ended June 30, 2006 and 2005 are not considering outstanding.

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS (Unaudited)

(in thousands of U.S. Dollars, except and per share data)

	Three-month period ended		Six-month period ended
	June 30, (unaudited)		June 30, (unaudited)
	2006	2005	2006	2005

Cash flows from operating activities
Net income	413,058	324,739	847,639	601,625
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	118,738	65,556	242,916	145,888
Equity in earnings on unconsolidated companies	(37,180)	(25,343)	(66,476)	(58,196)
Foreign exchange loss	(118,143)	(104,650)	(115,750)	(95,265)
Losses (gains) on derivative instruments	(9,898)	21,268	(10,571)	21,000
Minority interest	107,967	51,332	179,547	94,623
Deferred income taxes	7,691	57,228	43,431	88,222
Loss (gain) on disposal of property, plant and equipment	(4,993)	271	(10,228)	338
Provision (reversal) for doubtful accounts	2,378	1,091	5,830	315
Provision for contingencies	(12,870)	1,934	(4,633)	4,558
Distributions from joint ventures	30,750	30,000	61,153	60,403

Changes in assets and liabilities:
Decrease (increase) in accounts receivable	(107,271)	49,625	(261,091)	1,621
Decrease (increase) in inventories	(100,334)	141	30,425	6,133
Increase (decrease) in accounts payable and accrued liabilities	267,660	(63,644)	214,629	8,883
Decrease (increase) in other assets	(36,529)	45,035	(129,876)	66,954
Increase (decrease) in other liabilities	65,952	(93,150)	70,289	(162,721)
Purchases of short-term investments	(216,667)	(248,170)	(394,177)	(379,575)
Proceeds from maturities and sales of short-term investments	16,138	167,743	598,894	244,796
Net cash provided by operating activities	386,447	281,006	1,301,951	649,602

Cash flows from investing activities
Additions to property, plant and equipment	(255,009)	(173,085)	(496,386)	(318,487)
Payment for acquisition of companies in North America	(107,145)	—	(114,837)	(49,654)
Payment of installments for acquisition of Gerdau Sipar Inversiones	—	—	(3,916)	—
Payment for acqusition of Corporación Sidenor	—	—	(200,082)	—
Advance payment for acqusition of Siderperú	(60,698)		(60,698)
Purchases of short-term investments	(40,949)	(14,850)	(240,515)	(53,000)
Cash balance of acquired companies	22,371	—	66,442	—
Others	—	—	—	—
Net cash used in investing activities	(441,430)	(187,935)	(1,049,992)	(421,141)

The accompanying notes are an integral part of this condensed consolidated interim financial information.

	Three-month period ended		Six-month period ended
	June 30, (unaudited)		June 30, (unaudited)
	2006	2005	2006	2005

Cash flows from financing activities
Cash dividends and interest on equity paid	(161,893)	(77,605)	(292,796)	(201,974)
Purchase of treasury shares	(19,454)	(4,589)	(19,454)	(4,589)
Proceeds from exercise of employee stock options	465	—	4,384	—
Decrease (increase) in restricted cash	(14)	(1,297)	463	(3,294)
Debt issuance	253,304	513,823	728,634	691,842
Repayment of debt	(67,309)	(523,194)	(461,131)	(676,562)
Proceeds from issuance of common stock by Gerdau Participações	—	221,613	—	221,613
Net related party debt loans and repayments	(24,526)	(2,426)	(16,515)	(197)
Net cash provided by (used in) financing activities	(19,427)	126,325	(56,415)	26,839

Effect of exchange rate changes on cash	(100)	(68,616)	4,397	(67,880)

Increase (decrease) in cash and cash equivalents	(74,510)	134,439	199,941	169,038
Cash and cash equivalents at beginning of period	806,826	283,553	532,375	248,954
Cash and cash equivalents at end of period	732,316	417,992	732,316	417,992

The accompanying notes are an integral part of this condensed consolidated interim financial information.

GERDAU S.A.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (Unaudited)

(in thousands of U.S. Dollars, unless otherwise stated)

1                             Operations

Gerdau S.A. is a sociedade anônima incorporated as a limited liability company under the laws of the Federative Republic of Brazil.  The principal business of Gerdau S.A. (“Gerdau”) in Brazil and of its subsidiaries in Canada, Chile, the United States, Uruguay, Colombia, Argentina and as from this year also in Spain (collectively the “Company”) comprise the production of crude steel and related long rolled products, drawn products and long specialty products.  The Company produces steel based on the mini-mill concept, whereby steel is produced in electric arc furnaces from scrap and pig iron acquired mainly in the region where each mill operates.  Gerdau also operates plants which produce steel from iron ore in blast furnaces and through the direct reduction process.

The Company manufactures steel products for use by civil construction, manufacturing, agribusiness as well as specialty steel products. The markets where the Company operates are located in Brazil, the United States, Canada, Chile, Spain and, to a lesser extent, in Colombia, Argentina and Uruguay.

2                             Basis of presentation

2.1                   Accounting practices

The accompanying condensed consolidated financial information has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which differ in certain aspects from the accounting practices adopted in Brazil (“Brazilian GAAP”) applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

The condensed consolidated financial information as of and for the three-month and six-month periods ended June 30, 2006 and 2005 is unaudited.  However, in the opinion of management, this financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented.  The results for the three-month period and six-months period ended June 30, 2006 are not necessarily indicative of the results to be expected for the entire year.

This condensed financial information has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2005 and should be read in conjunction therewith.

2.2      Recently issued accounting standards

In February 2006, the FASB issued SFAS No. 155 Accounting for Certain Hybrid Financial Instruments. SFAS No. 155 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 resolves issues addressed in Statement 133 Implementation Issue No. D1, “Application of Statements 133 to Beneficial Interest in Securitized Financial Assets”.

SFAS 155:

a.                           Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b.                          Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

c.                           Establishes a requirement to evaluate interests in securitized financial assets to identify interest that are freestanding derivatives or that are hybrid financial instruments that contain en embedded derivative requiring bifurcation;

d.                          Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives;

e.                           Amends Statement 140 to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006.

In March 2006, the FASB issued SFAS No. 156 Accounting for Servicing of Financial Assets. SFAS 156 amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends SFAS 140 to require that all separately  recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. An entity shall adopt this Statement as of the beginning of its fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year.

In April 2006, the FASB issued FASB Staff Position No. FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (“FSP FIN 46(R)-6”). FSP FIN 46(R)-6 requires that the determination of the variability to be considered in applying FIN 46R be based on an analysis of the design of the entity. In evaluating whether an interest with a variable interest entity creates or absorbs variability, FSP FIN 46(R)-6 focuses on the role of a contract or arrangement in the design of an entity, regardless of its legal form or accounting classification. The Company will adopt the guidance in FSP FIN 46(R)-6 prospectively beginning September 1, 2006 to all entities that the Company first becomes involved with and to all entities previously required to be analyzed under FIN 46R when a reconsideration event has occurred under paragraph 7 of FIN 46R.

The impact of adopting these new pronouncements is dependent on events that could occur in the future periods, and as such, an estimate of the impact cannot be determined until these future events occurs.

2.3                   Currency translation

The Company has selected the United States dollar as its reporting currency. The U.S. dollar amounts have been translated following the criteria established in SFAS No. 52, “Foreign Currency Translation” from the financial statements expressed in the local currency of the countries where Gerdau and each subsidiary operates.

The Company’s main operations are located in Brazil, the United States, Canada, Spain and Chile. The local currency is the functional currency for those operations. These financial statements, except for those of the subsidiaries located in the United States which already prepare their financial statements in United States dollars, are translated from the functional currency into the US dollar. Assets and liabilities are translated at the exchange rate in effect at the end of each period. Average exchange rates are used for the translation of revenues, expenses, gains and losses in the statement of income. Capital contributions, treasury stock transactions and dividends are translated using the exchange rate as of the date of the transaction. Translation gains and losses resulting from the translation methodology described above are recorded directly in “Cumulative other comprehensive loss” within shareholders’ equity. Gains and losses on foreign currency denominated transactions are included in the consolidated statement of income.

2.4                   Controlling shareholder

As of June 30, 2006, the Company’s parent, Metalúrgica Gerdau S.A. (“MG”, collectively with its subsidiaries and affiliates, the “Conglomerate”) owned 42.93% (December 31, 2005 and June 30, 2005 - 44.80%) of the total capital of the Company.  MG’s share ownership consisted of 75.73% (to all periods) of the Company’s voting common shares and 25.1% (December 31, 2005 and June 30, 2005 – 28.38%) of its non-voting preferred shares.

2.5                   Stock Based Compensation Plans

Gerdau Ameristeel Corp (“Gerdau Ameristeel”) and its subsidiaries and Gerdau S.A. maintain stock based compensation plans.  The Company accounts for the stock-based compensation plans as from January 1, 2006 under SFAS 123 – R (“SFAS 123R”) “Shared-based payment”. SFAS 123R addresses the accounting for employee stock options and eliminates the alternative use of the intrinsic value method of accounting that was provided in Statement 123 as originally issued.  This statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments, based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award (vesting period). The grant-date fair value of employee share options and similar instruments is estimated using option-pricing models adjusted to the unique characteristics of those instruments.

The Company has applied the modified prospective application method to account for the implementation of SFAS 123R, which consists on recognizing costs of services rendered as from January 1, 2006 according to the grant-date fair value of stock options instruments, but does not require to restate previous year financial statements, and instead requires pro forma disclosures of net income and earnings per share for the effects on compensation had the grant-date fair value been adopted in prior periods. Under this transition method, compensation cost for stock options plans as from January 1, 2006, include the applicable amount of: (a) compensation cost for all share based instruments granted prior to, but not yet vested, as of January 1, 2006 (based on the grant-date fair value in accordance with the provisions of SFAS 123), and (b) compensation cost for all share based instruments granted after January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS 123R).

Through December 31, 2005, the Company applied the intrinsic value method established by Accounting Principles Board (“APB”) Opinion Nº 25, “Accounting for Stock Issued to Employees” to account compensation for stock based compensation.

The Company and its subsidiary Gerdau Ameristeel has several stock based compensation plans. A brief summary of those plans is presented below:

Gerdau Plan

The Extraordinary Stockholders’ General Meeting of Gerdau held on April 30, 2003 decided, based on a plan approved by an Annual Stockholders’ meeting and up to the limit of authorized capital, to grant options to purchase shares to management, employees or individuals who render services to the Company or to entities under its control, and approved the creation of the “Long Term Incentive Program”. Under the plan, the Board of Director may grant options to purchase shares at an exercise price established by the Board of Directors and that can be exercised after a vesting period and up to 5 years after vested.

Gerdau Ameristeel Plans

(a)               For the year ended December 31, 2004, Gerdau Ameristeel’s Human Resources Committee adopted the 2004 Long-Term Incentive Stakeholder Plan (the “2004 Stakeholder Plan”). The 2004 Stakeholder Plan is designed to reward the Company’s senior management with a share of Gerdau Ameristeel’s profits after a capital charge. Awards, calculated in dollars, are invested in phantom common shares at a price equal to the closing price of the common shares on the New York Stock Exchange on the date of the grant, and vest in equal installments on each of the four anniversary dates of the date of grant. Payouts will be calculated based on the closing price of Common Shares on the New York Stock Exchange on the vesting date and will be paid as soon as practicable following vesting. An award of approximately $14.0 million was earned by participants in the 2004 Stakeholder Plan for the year ended December 31, 2004 and was granted on March 1, 2005. The award is being accrued over the vesting period. No further awards will be made under this plan.

(b)               For the year commencing January 1, 2005, the Human Resources Committee adopted the 2005 Long-Term Incentive Plan (the “2005LTI Plan”). The 2005 LTI Plan is designed to reward the Company’s employees with bonuses based on the achievement of return on capital invested targets. Bonuses which have been earned are awarded after the end of the year in the form of cash, stock appreciation rights (“SARs”), and/or options. The portion of any bonus which is payable in cash is to be paid in the form of phantom stock. The number of shares of phantom stock awarded to a participant is determined by dividing the cash bonus amount by the fair market value of a Common Share at the date the award of phantom stock is made based on the weighted average trading price of Common Shares on the New York Stock Exchange. Phantom stock and SARs vest 25% on each of the first four anniversaries of the date of the award.Phantom stock will be paid out following vesting on the basis of a cash payment. The number of options awarded to a participant is determined by dividing the non-cash amount of the bonus by the fair market value of a Common Share at the date the award of the options is made, and then adjusting this amount by a factor calculated based on the value of such options at that date (where the value of the options is determined by the Committee based on a Black Scholes or other method for determining option values). Options vest 25% on each of the first four anniversaries of the date of the award. Options may be exercised following vesting. Options have a maximum term of 10 years. The maximum number of options able to be granted under this plan is 6,000,000. An award of approximately $3.0 million was earned by participants in 2005 and is payable 50% in options and 50% in phantom stock. On March 20, 2006, Gerdau Ameristeel issued 202,478 options under this plan. The award is being accrued over the vesting period.

(c)               Under Gerdau Ameristeel’s Stock-Based Option Plan, the Company was permitted to grant options to employees and directors to acquire up to a maximum of 3,041,335 common shares. The exercise price was based on the closing price of common shares on the trading date previous to the date the options are issued. The options have a maximum term of 10 years, have a vesting term of various periods as determined by the Plan administrator at the time of grant, and are exercisable in installments. The remaining 593,000 options outstanding under this plan expire on various dates up to April 13, 2008. No grants have been made under this plan since 1998.

(d)               A subsidiary of the Company, Gerdau Ameristeel US Inc. (“Ameristeel”), had several stock compensation plans for its employees. Under the terms of the Transaction Agreement relating to the 2002 merger with Co-Steel Inc., minority shareholders of Ameristeel exchanged shares of Ameristeel stock and options for stock and options of the Company at an exchange rate of 9.4617 Company shares and options for each Ameristeel share or option. This exchange took place on March 31, 2003. All amounts presented in the discussion below have been restated to reflect the historical shares at the exchanged value. In September 1996, Ameristeel’s Board of Directors approved the Ameristeel Corporation Equity Ownership Plan (the “Equity Ownership Plan”), which provided for grants of common stock, options to purchase common stock and SARs. After conversion into common shares of Gerdau Ameristeel, the maximum number of common shares issuable under the plan is 4,152,286. All issued options and shares of issued common stock become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. All grants were at the estimated fair market value of the common stock on the grant date, determined based on an independent appraisal as of the end of the previous year-end. Options may be exercised for 10 years from the grant date. In July 1999, Ameristeel’s Board of Directors approved a Stock Purchase/SAR Plan (the “SAR Plan”) available to essentially all employees. The SAR Plan authorized 946,170 shares of common stock to be sold to employees during three offering periods, July through September in each of 1999, 2002 and 2005. Employees who purchased stock were awarded stock appreciation rights (“SARs”) equal to four times the number of shares purchased. SARs were granted at fair value at the date of the grant. The SARs 18 become exercisable at the rate of 25% annually from the grant date and may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits are charged to expense. In July 2002, Ameristeel’s Board of Directors approved the issuance of SARs that were granted to officers with exercise prices granted at fair value at the date of grant. 6,244,722 SARs were authorized and issued. The SARs become one-third vested two years from the grant date, and one third in each of the subsequent two years from the grant date. SARs may be exercised for 10 years from the grant date. The SARs are recorded as a liability and benefits are charged to expense. In the six months ended June 30, 2006, the Company recognized $300 of stock compensation costs related to the options issued during the first quarter.  The remaining unrecognized compensation cost related to unvested awards at June 30, 2006, approximated $600 and the weighted-average period of time over which this cost will be recognized is 3 years.

(e)               Under the employment agreement of the Gerdau Ameristeel’s President and Chief Executive Officer (the “Executive”), effective as of June 1, 2005, the Executive is entitled to participate in a long-term incentive arrangement which provides that Gerdau Ameristeel will deliver 1,749,526 Common Shares as long as the Executive is Chief Executive Officer of Gerdau Ameristeel on June 1, 2015.  In addition, the Executive is entitled to an amount of Common Shares equal to the amount of cash dividends payable on such Common Shares, plus an amount in cash equal to 75% of the amount by which US$25 million exceeds, on June 1, 2015, the value of the 1,749,526 Common Shares, the amount of cash dividends payable on such Common Shares, plus the value of certain shares of Gerdau S.A. stock or American Depository Receipts of Gerdau S.A. awarded pursuant to the Executive’s  separate employment agreement with Gerdau S.A., dated as of June 1, 2005, as long as the Executive is Chief Executive Officer of the Company on June 1, 2015.In order to secure Gerdau Ameristeel’s obligations to deliver such Common Shares, the subsidiary will deposit in trust such Common Shares over a period beginning at the end of the first year following the commencement of the start date and ending 10 years thereafter or such earlier date if the Executive is separated from service in certain circumstances. In the event that the Executive has a separation from service prior to June 1, 2015, due to termination without cause, termination by the Executive for any reason or termination for death or disability, the Executive will, in each instance, be entitled to a calculated portion of the Executive’s long-term incentive.  The award is being accrued over the service period.  During the six months ended June 30, 2006, 240,907 shares were issued to the trust under this agreement. Gerdau S. A. has also assumed the commitment to deposit 275,050 preferred shares of its own emission in  the same trust.

Pro-forma disclosures

The following table illustrates the effects on net income and on earnings per share if the grant-date fair value method had been applied for the three and six months ended June 30, 2005 (in thousands, except per share data).

	Three-month	Six-month
	period ended	period ended
	June 30,	June 30,
	(unaudited) 2005	(unaudited) 2005

Net income as reported	324,739	601,625
Reversal of stock-based compensation cost included in the determination of net income as reported, net of tax	49	101
Stock-based compensation cost following the fair value method, net of tax	(339)	(575)
Pro-forma net income	324,449	601,151

Earnings per share - basic
Common - As reported and pro-forma	0.49	0.91
Preferred - As reported and pro-forma	0.49	0.91

Earnings per share - diluted
Common - As reported and pro-forma	0.49	0.90
Preferred - As reported and pro-forma	0.49	0.90

The following assumptions were used to estimate the compensation following the fair value method for compensation in stock of Gerdau S.A. and of Gerdau Ameristeel Corp., as appropriate.

Assumptions for options granted during the six-months ended	Gerdau
June 30, 2006:	S.A.	Gerdau Ameristeel

Expected dividend yield:	9.9%	0.8%
Expected stock price volatility:	49%	47.39%
Risk-free rate of return:	6.75%	4.68%
Expected life:	4.9 years	6.25 years

Assumptions for options granted during the six-months ended	Gerdau
June 30, 2005	S.A.	Gerdau Ameristeel

Expected dividend yield:	7%	0%
Expected stock price volatility:	43%	55%
Risk-free rate of return:	8%	4%
Expected life:	3.8 to 4.9 years	5 years

A summary of the Gerdau  Plan is as follows:

	Six-month period ended June 30, 2006
		Weighted average
	Number of shares	exercise price

Outstanding at December 31, 2005	4,814,156	3.98
Granted during the period	969,468	11.74
(-) Options forfeited	(9,221)	9.34
(-) Options exercised	(1,780,285)	2.46

Outstanting at June 30, 2006	3,994,118	7.41

Options exercisable	0

US$ thousands
Proceeds from stock options exercised	4,384
Intrinsic value of stock options exercised	17,399

A summary of the Gerdau Ameristeel plans is as follows:

	Six-mont period ended June 30, 2006
		Weighted-
Gerdau Ameristeel Plans	Number of shares	average exercise
		(US$)

Outstanding at December 31, 2005	2,264,576	6.42
Granted	202,478	9.50
Exercised	(447,955)	1.87
Forfeited	(947)	1.80
Expired	(2,000)	20.03
Outstanding at June 30, 2006	2,016,152	7.99

Options exercisable	1,813,674

US$ thousands
Proceeds from stock options exercised	1,978
Tax benefit related to stock options exercised	1,141
Intrinsic value of stock options exercised	3,660

2.6                   Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned operational subsidiaries, as follows:

	Percentage interest (%)
	June 30, 2006		June 30, 2005

Aceros Cox S.A. (Chile)	98		100
Armafer Serviços de Construção Ltda. (Brazil)	—	*	100
Diaco S.A. (Colombia)	57		—
Gerdau Ameristeel Corporation (Canada) and its subsidiaries:	65		69
Ameristeel Bright Bar Inc. (USA)	65		69
Gerdau Ameristeel MRM Special Sections Inc. (Canada)	65		69
Gerdau Ameristeel Perth Amboy Inc. (USA)	65		69
Gerdau Ameristeel Sayreville Inc. (USA)	65		69
Gerdau Ameristeel US Inc. (USA)	65		69
Sheffield Steel Corporation (USA) (See Note 2.7)	65		—
Gerdau Açominas S.A. (“Gerdau Açominas”) (Brazil)	89		92
Gerdau Aços Longos S.A. (“Gerdau Aços Longos”) (Brazil)	89		—
Gerdau Aços Especiais S.A. (Brazil) (“Gerdau Aços Especiais”)	89		—
Gerdau Comercial de Aços S.A. (“Gerdau Comercial de Aços”) (Brazil)	89		—
Gerdau América do Sul Participações S.A. (“Gerdau América do Sul Participações”) (Brazil)	89		—
Gerdau Aza S.A. (Chile)	98		100
Gerdau Internacional Emprendimentos Ltda. (Brazil) and its wholly owned subsidiary Gerdau GTL Spain S. L. (Spain) and subsidiaries	98		100
Gerdau Laisa S.A. (Uruguay)	98		99
Maranhão Gusa S.A. – Margusa (Brazil)	89		100
Seiva S.A. – Florestas e Indústrias (Brazil) and subsidiaries	97		97
Sipar Aceros S.A. (Argentina)	72		38
Sidelpa S.A. (Colombia)	95		—
Corporación Sidenor S.A. and its subsidiaries (See Note 2.7)	40		—
Sidenor Industrial S.L.	40		—
Forjanor S.L.	40		—
Aços Villares S.A.	23		—

* Subsidiary merged into Gerdau Açominas S.A. during the second half of 2005.

2.7      Acquisitions

(a) Corporación Sidenor S.A.

On January 10, 2006 the Company concluded the acquisition of 40% of Corporación Sidenor S.A. (“Sidenor”), a Spanish steel producer with operations in Spain and Brazil. The Santander Group, the Spanish financial conglomerate, and an entity owned by executives of Sidenor contemporaneously acquired 40% and 20% of Sidenor, respectively. Purchase price for the acquisition of 100% of Sidenor consists of a fixed price of Euro 443,820 plus a variable contingent price which is payable only by the Company. The fixed price paid by the Company on January 10, 2006 for its 40% interest in Sidenor amounted to Euro 165.828 (US$ 200,082). Santander Group holds a put option to sell their interest in Sidenor to the Company, after 5 years from the purchase, at a fixed price plus accrued interests computed using a fixed interest rate. Also, the Company has agreed to guarantee to the Santander Group the payment of an agreed amount (equal to the fixed price under the put option referred to above plus accrued interest computed using the same fixed interest rate) after 6 years from the purchase in the event that Santander Group has not sold the shares acquired up to such date or, if the Santander Group sells its interest at a price higher or lower than the agreed amount the difference will be paid by Santander Group to the Company or by the Company to Santander Group, respectively. The guarantee may be exercised by the Santander Group at any time after 6 years.

As of June 30, 2006, certain tax credits in the Spanish operation of Sidenor have been used. Part of the contingent variable price was dependent on the use of such tax credits and the Company is contractually obligated to pay to the former shareholders of Corporación an amount equivalent to 70% of tax credits used. As a result of this, the Company will make an additional payment of Euro 19,930 (US$ 24,605) which was recorded as additional goodwill.

The Company has concluded that Corporación Sidenor is a variable interest entity (VIE) as defined by FIN 46(R) “Consolidation of Variable Interest Entities” and that the Company is the primary beneficiary. As a result, as from the acquisition date the Company has consolidated Corporación Sidenor and its subsidiaries which include Aços Villares S.A., a Brazilian specialty steel producer on which Corporación Sidenor has a 58% voting interest.

The Company has made a preliminary computation of the estimated fair value of assets and liabilities of Corporación Sidenor and its subsidiaries. The Company expects to complete a comprehensive analyisis of the fair value of assets acquired and liabilities assumed until December 31, 2006. Goodwill resulting from the acquisition has been computed as follows in accordance with FIN 46(R ) :

Purchase price consideration	224,234

Current liabilities	429,819
Non-current liabilities	692,840
Minority interest (corresponding to the 60% acquired by other parties including Grupo Santander)	503,580

Current assets	(642,206)
Non-current assets	(1,072,634)
Net assets at estimated fair value	(88,602)
Goodwill computed as difference between purchase consideration and net assets at estimated fair value	135,632

The Company’s obligation to purchase from Santander Group its 40% interest in Corporación Sidenor is recorded in Minority Interest. As of June 30, 2006, such obligation amounts to $254,511.

(b) Fargo Iron and Metal Company

In February 2006, the Company acquired certain assets and assumed certain liabilities of Fargo Iron and Metal Company, a scrap processor, for approximately $5.5 million.  Fargo Iron and Metal has served the steel industry as a scrap yard and processing facility. The facility also provides a steel service center for local manufacturers and construction companies.

(c) Callaway Building Products, Inc.

In March 2006, the Company acquired certain assets and assumed certain liabilities of Callaway Building Products, Inc., a rebar fabricator, for approximately $2.2 million. Callaway Building Products has served the construction industry as a rebar fabricator and supplier of concrete construction products throughout East Tennessee, Eastern Kentucky, Virginia, North Carolina, and Georgia.

(d) Sheffield Steel Corporation

On June 12, 2006, the Company completed the acquisition of all of the outstanding shares of Sheffield Steel Corporation.  Sheffield Steel is a mini-mill producer of long steel products, primarily rebar and merchant bars with annual shipments of approximately 550,000 tons of finished steel products. The acquisition includes a melt shop, rolling mill, downstream facility and short-line railway in Sand Springs, Oklahoma, a rolling mill in Joliet, Illinois and two downstream operations in Kansas City, Missouri. Sheffield’s products are generally sold to steel service centers, steel fabricators or directly to original equipment manufacturers, for use in a variety of industries.

The purchase price for the shares of Sheffield was $107,145 in cash  plus the assumption of certain liabilities of the businesses being acquired. Subsequently, a working capital adjustment true-up of $5,100 million was reimbursed to the Company in July 2006

The following table summarizes the estimated fair value of assets acquired and liabilities assumed for the Sheffield Steel acquisition at the date of the acquisition:

Net assets (liabilities) acquired
Current assets	$139,439
Current liabilities	(41,343)
Property, plant and equipment	53,258
Other long-term assets & intangible assets	87,745
Long-term liabilities	(134,372)
$104,727

Purchase price	$107,145
Plus transaction costs	2,637
Working capital adjustment received in July 2006	(5,055)
$104,727

As of June 30, 2006 the Company has not completed a full fair market value appraisal of all of the assets and liabilities acquired which is expected to be completed during the third quarter of 2006.

(e) Empresa Siderurgica del Peru S.A.A.  – Siderperú

On June 28, 2006, the Company won the public bid for 50% plus 1 share of the common voting stock of Empresa Siderurgica del Peru S.A.A. – Siderperu (“Siderperu”), located in Chimbote – Peru. Total price paid for this bid was $60,600, which was paid on cash on July 3, 2006 when the shares acquired were transferred to the Company in the record of shareholders of Siderperú .

Siderperu is a long and flat steel mill, with annual sales of 360,000 tons of finished products. Siderperú operates a blast furnace, a direct reduction unit, a melt shop with two electric arc furnaces and three rolling mills. Approximately 20% of total sales are of flat steel, and the remaining 80% of sales are of long steel.

The purchase of Siderperú was not completed as of June 30, 2006. Therefore, this company will be consolidated effective July 3, 2006.

On June 30, 2006, the advance payment of $60,600 made to an agent for delivery to the selling shareholder on

July 3, 2006 is recorded under “Advance payment for acquisition of investments”.

3                             Inventories

	June 30,		December
	2006	2005	31, 2005
Finished products	724,974	693,455	642,545
Work in process	480,909	269,668	250,144
Raw materials	536,988	411,590	555,783
Packaging and maintenance supplies	201,807	263,508	171,669
Advances to suppliers of materials	83,451	26,195	42,320
	2,028,129	1,664,416	1,662,461

4                             Property, plant and equipment, net

	June 30,		December
	2006	2005	31, 2005
Buildings and improvements	1,377,189	997,039	1,062,673
Machinery and equipment	4,606,802	3,075,688	3,372,850
Vehicles	47,151	17,701	19,685
Furniture and fixtures	54,251	40,349	29,621
Other	327,811	166,889	234,757
	6,413,204	4,297,666	4,719,586
Less: Accumulated depreciation	(2,687,784)	(1,948,984)	(2,196,841)
	3,725,420	2,348,682	2,522,745
Land	291,355	240,285	209,023
Construction in progress	1,001,797	623,870	786,194
Total	5,018,572	3,212,837	3,517,962

As of June 30, 2006, machinery and equipment with a net book value of $375,975 was pledged as collateral for long-term debt.

5                             Debt and debentures

Short-term debt

Short-term debt consists of working capital loans and export advances, mainly denominated in U.S. dollars, with average interest rate of 5.96% per annum at June 30, 2006. Advances received against export commitments are obtained from commercial banks with a commitment that the products be exported.

Long-term debt

Long-term debt consisted of the following:

	Weighted average
	Annual Interest
	Rate % at	June 30	June 30,	December 31,
	June 30, 2006	2006	2005	2005
Long-term debt, excluding debentures, denominated in Brazilian reais
Working capital	TJLP + 3.50%	50,858	27,593	53,029
Financing for investments	IGP - M + 8.50%	125,507	—	9,617
Financing for machinery	TJLP + 3.50%	337,469	333,794	326,868

Long-term debt, excluding debentures, denominated in foreign currencies
(a) Long-term debt of Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Gerdau Comercial de Aços and Aços Villares:
Working capital (US$)	8.35%	121,200	87,718	62,340
Guaranteed Perpetual Senior Securities (US$)	8.88%	600,000	—	600,000
Financing for machinery and others (US$)	8.60%	562,058	267,245	342,387
Export Receivables Notes by Gerdau Açominas (US$)	7.34%	223,100	236,591	232,298
Advances on exports (US$)	5.90%	293,072	251,640	325,499
Financing for investments (US$)		—	—	21,139

(b) Long-term debt of Sipar Aceros, Diaco, Sidelpa and Gerdau Aza S.A.
Financing for investments (US$)	4.94%	69,395	57,083	57,083
Working capital (Chilean pesos)		—	2,970	213
Working capital (Colombian Pesos)	6.75%	1,849	—	22,436
Working capital (Argentinean Pesos)	10.48%	26	—	54

(c) Long-term debt of Gerdau Ameristeel
Senior notes, net of original issue discount (US$)	10.375%	399,214	400,002	400,275
Senior notes, net of original issue discount (US$) from Sheffield Steel	11.375%	87,795
Senior Secured Credit Facility (Canadian dollar -Cdn$ and US$)	5.75%		62
Industrial Revenue Bonds (US$)	1.74% to 6.48%	31,600	31,600	31,600
Other	3.75% to 5.25	2,061	3,925	3,371

(d) Long-term debt of Corporación Sidenor
Working capital (Euros)	7.20%	113,969	—	—
		3,019,173	1,700,223	2,488,209
Less: current portion		(410,333)	(258,332)	(255,178)
Long-term debt, excluding debentures, less current portion		2,608,840	1,441,891	2,233,031

2007				187,614
2008				447,204
2009				351,818
2010				241,185
2011				614,983
After 2011				766,036
				2,608,840

IGPM (Índice Geral de Preços – Mercado – “General Index Price – Market”): Brazilian inflation index, computed by Fundação Getúlio Vargas

TJLP (Taxa de Juros de Longo Prazo – “Long term interest rate”): Interest rate set by Government used to index long term loans granted by

Long-term debt, excluding debentures, denominated in Brazilian reais

Long-term debt denominated in Brazilian reais is indexed for inflation using the TJLP rate set by the Government on a quarterly basis, or based on IGPM.

Long-term debt, excluding debentures, denominated in foreign currencies

(a) Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais, Comercial Gerdau and Aços Villares

The debt agreements entered into by Gerdau, Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau contain covenants that require the maintenance of certain ratios, as calculated in accordance with the consolidated financial statements of Gerdau S.A. prepared in accordance with Brazilian GAAP. The covenants include several financial covenants including ratios on liquidity, total debt to EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in the respective debt agreements), debt service coverage and interest coverage, amongst others. At June 30, 2006, the Company was in compliance with all of its debt covenants.

Export Receivables Notes issued by Gerdau Açominas

On September 5, 2003, Gerdau Acominas concluded a private placement of the first tranche of Export Notes in the amount of $105,000. The Export Notes bear interest of 7.37% per annum, with final due date in July 2010, and have quarterly payments starting October 2005.  On June 3, 2004 Gerdau Açominas S.A. also placed privately the second tranche of its Export Notes for a notional amount of $128,000. This second tranche was placed with a final maturity of 8 years (April 2012) and interest of 7.321% per annum. The notes have a quarterly amortization schedule starting in July 2006.

Guaranteed Perpetual Senior Securities

On September 15, 2005, Gerdau S.A. concluded a private placement of US$ 600,000  8.875% interest bearing Guaranteed Perpetual Senior Securities. Such bonds are guaranteed by the following operating companies of Gerdau based in Brazil: Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau. The bonds do not have a stated maturity date but should be redeemed by Gerdau S.A. in the event of certain specified events of default (as defined in the terms of the bonds) which are not fully under the control of the Company. The Company has a call option to redeem these bonds at any moment after 5 years of placement (September 2010). Interest payments are due on a quarterly basis, and each quarterly payment date is also a call date after September 2010.

(b) Sipar Aceros, Diaco, Sidelpa and Gerdau AZA

Most of debt in South America is related to financing for the acquisition of interests in Diaco and Sidelpa denominated in US dollars and contracted with Banco de Chile. Such debt matures in 2010, and bears interest of Libor + 1.4% per annum.

(c) Gerdau Ameristeel Debt

On June 27, 2003, Gerdau Ameristeel refinanced its debt by issuing $405,000 aggregate principal 10-3/8% Senior Notes.  The notes mature July 15, 2011 and were issued at 98% of face value.  Gerdau Ameristeel also entered into a new Senior Secured Credit Facility with a term of up to five years, which provides commitments of up to $350,000.  The borrowings under the Senior Secured Credit Facility are secured by the subsidiary’s inventory and accounts receivable.  The proceeds were used to repay existing indebtedness.  On October 31, 2005, Gerdau Ameristeel completed and amendment of the Senior Secured Credit Facility. The significant changes from the existing agreement include an increase of commitments to up to $650,000 and an extension to October 31, 2010. At June 30, 2006, there was nothing drawn against this facility, and, based upon available collateral under the terms of the agreement, approximately $576,200 was available under the Senior Secured Credit Facility, net of $73,800 of outstanding letters of credit.

The debt agreements contain covenants that require Gerdau Ameristeel to, among other things, maintain a minimum fixed charge coverage ratio, a specified minimum level of tangible shareholders equity, a minimum working capital ratio and limit the debt to equity ratio.  In addition, if its business suffers a material adverse change or if other events of default under the loan agreements are triggered, then pursuant to cross default acceleration clauses, substantially all of the outstanding debt could become due and the underlying facilities could be terminated.  At June 30, 2006, Gerdau Ameristeel was in compliance with all of its debt covenants.

At June 30, 2006, Sheffield Steel had $77,200 of outstanding bonds bearing interest at 11.375% due in 2011.  Under purchase accounting, the value of these bonds was increased to reflect their fair value which resulted in the recording of an increase in the recorded value of the bonds of approximately $11,000.  The senior secured notes are governed by an Indenture and are secured by property, plant and equipment and a second priority interest in the receivables and inventory of Sheffield Steel.  The Company has redeemed these bonds under the terms of the Indenture during the third quarter of 2006 at a cost approximating the fair market value of the bonds.

Debentures

Debentures as of June 30, 2006 include five outstanding issuances of Gerdau, convertible debentures of Gerdau Ameristeel and debentures issued by Aços Villares S.A., as follows:

			June 30,		December
	Issuance	Maturity	2006	2005	31, 2005
Debentures, denominated in Brazilian reais
Third series	1982	2011	63,394	68,085	68,490
Seventh series	1982	2012	18,708	30,591	32,024
Eighth series	1982	2013	114,343	81,781	100,164
Ninth series	1983	2014	84,462	89,553	67,723
Eleventh series	1990	2020	47,002	57,961	67,611
Debentures, denominated in Canadian dollars
Gerdau Ameristeel’s convertible debentures	1997	2007	103,185	88,423	97,755
Aços Villares S.A.	2005	2010	133,310	—	—

			564,404	416,394	433,767
Less debentures held by consolidated companies eliminated on consolidation			(12,988)	—	(18,396)
Total			551,416	416,394	415,371

Less: current portion			(106,963)	(1,105)	(1,162)

Total debentures – long-term			444,453	415,289	414,209

Debentures issued by Gerdau

Debentures are denominated in Brazilian reais and bear variable interest at a percentage of the CDI rate (Certificado de Depósito Interbancário, interbank interest rate). The annual average nominal interest rates were 15.18%, 17.65% and 16.17% as of June 30, 2006 and 2005 and December 31, 2005, respectively.

Debentures issued by Aços Villares S.A.

Debentures issued by Aços Villares S.A. are denominated in Brazilian reais and bear variable interest at a percentage of 104.5% of the CDI rate, and mature in 5 years, with final date on September 1, 2010.

Debentures issued by Gerdau AmeriSteel Corp.

The Company has unsecured, subordinated convertible debentures in the principal amount of Cdn $125.0 million, which bear interest at 6.5% per annum, mature on April 30, 2007, and, at the holders’ option, are convertible into our common shares at a conversion price of Cdn $26.25 per share. Under the terms of the trust indenture for the convertible debentures, no adjustment to the conversion price is required if the Company issues common shares in a customary offering.  The debentures are redeemable, at the Company’s option, at par plus accrued interest, and the Company has the right to settle the principal amount by the issuance of common shares based on their market value at the time of redemption.  It is the current intention of the Company to redeem the debentures for cash at par plus accrued interest during the third quarter of 2006.

6                             Commitments and contingencies

The Company is party to claims with respect to certain taxes, civil and labor matters. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses from unfavorable rulings, and that the ultimate resolution will not have a significant effect on the consolidated financial position as of June 30, 2006, although it may have a significant effect on future results of operations or cash flows.

The following table summarizes the contingent claims and related judicial deposits:

	Contingencies			Judicial deposits
	June 30,		December	June 30,		December
Claims	2006	2005	31, 2005	2006	2005	31, 2005

Tax	142,691	79,983	103,345	53,188	44,287	52,548
Labor	41,823	20,972	21,155	4,855	8,934	9,179
Other	20,932	2,865	3,349	12,277	521	459
	205,446	103,820	127,849	70,320	53,742	62,186

Probable losses on tax matters, for which a provision was recorded

All contingencies described in the section below correspond to instances where the Company is challenging the legality of taxes and contributions. The description of the contingent losses includes a description of the tax or contribution being challenged, the current status of the litigations as well as the amount of the probable loss which has been provided as of June 30, 2006.

•                              Of the total provision, $37,233 relates to a provision recorded by the subsidiary Gerdau Açominas S.A. on demands made by the Federal Revenue Secretariat regarding Import Taxes, Taxes on Industrialized Products (“IPI – Imposto sobre Produtos Industrializados”) and related legal increases, due to transactions carried out under drawback concession granted and afterwards annulled by DECEX (Foreign Operations Department). The Federal Revenue Secretariat claims these operations were not in conformity with the legislation. Management does not agree with the administrative decision which has annulled the drawback concession and believes all transactions were carried out under the law. The Company has proposed an injunction on this issue, and now this matter is under analysis of Superior Court of Justice (“Superior Tribunal de Justiça – STJ”)..

•                              $23,116 related to amounts for State Value Added Tax  (“Imposto Sobre Circulação de Mercadorias e Serviços” - ICMS), the majority of which is related to credit rights involving the Finance Secretary and the State Courts of First Instance in the state of Minas Gerais.

•                              $3,388 related to Social Contribution on Net Income (“Contribuição Social Sobre o Lucro”) (CSSL). The amounts refer to challenges of the constitutionality of the contribution in 1989, 1990 and 1992. Some proceedings are pending decision, most of them in the Superior Courts.

•                              $9,238 related to Corporate Income Tax (“Imposto Renda de Pessoa Jurídica - IRPJ), for which administrative appeals have been filed.

•                              $14,048 correspond to contributions due to the social security authorities which are related to suits for annulment by the Company in progress in the Federal Court of First Instance in the state of Rio de Janeiro. The amount provided also refers to lawsuits questioning the position of the National Institute of Social Security (“Institutio Nacional da Seguridade Social” - INSS) in terms of charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Açominas and several INSS assessments due to services contracted from third parties, in which the INSS accrued debts related to the last ten years and assessed Gerdau Açominas as jointly responsible. The assessments were reaffirmed by the INSS when challenged by the Company and are currently being challenged by Gerdau Açominas in annulment proceedings with deposit in court of the amount being discussed, since the Company understands that the right to set up part of the credits had expired, and that, in any event, the Company is not responsible.

•                              $15,632  related to the Emergency Capacity Charge (“Encargo de Capacidade Emergencial” – ECE), as well as $9,884 related to the Extraordinary Tariff Recomposition (“Recomposição Tarifária Extraordinária – RTE), which are charges included in the electric energy bills of the Company’s plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of this charge is being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Ceará, São Paulo, and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st , 2nd, , 3 rd , 4 th and 5 th Regions. The Company has fully deposited in court the amount of the disputed charges.

•                              The Company is also defending other taxes in the amount of $30,152, for which a provision has been made following advice from Company’s legal counsels.

During this quarter, the Company has fully reverted the provision amounting to $ 4,065 for contingencies related to Social Integration Program (“Programa de Integração Social” – PIS) and Contribution on Revenues (“Contribuição para o Financiamento da Seguridade Social” –COFINS), computed on other revenues than sales for the period from January 1999 to December 2002 during which the Company has not paid such taxes and provided for them. The reversal was made because the Company obtained a final rule which resulted in a favorable outcome for the Company. In addition a tax credit and a gain was recorded for $5,318 corresponding to the period since January 2003 on which the Company has paid the tax and for which it has obtained the right to set off the amounts paid with certain other taxes due.

Possible or remote losses on tax matters for which no provision was recorded

There are other contingent tax liabilities, for which the probability of losses are possible or remote and, therefore, are not recognized in the provision for contingencies. These claims are comprised by:

•                              The Company is defendant in debt foreclosures filed by the State of Minas Gerais to demand ICMS credits arising mainly from the sales of products to commercial exporters. The total amount of the processes is $15,267. The Company did not set up a provision for contingency in relation to these processes, since it considers this tax is not payable, because products for export are exempted from ICMS.

•                              The Company and its subsidiary Gerdau Açominas are defendants in tax foreclosures filed by the state of Minas Gerais, which demand ICMS credits on the export of semi-finished manufactured products. The total amount demanded is $129,398. The Company did not set up a provision for contingency in relation to these processes since it considers the tax as not payable, because the products do not fit in the definition of semi-finished manufactured products defined by the federal complementary law and, therefore, are not subject to ICMS.

•                              The Company has entered into Fiscal Recovering Program (“Programa de Recuperação Fiscal” – REFIS) on December 6, 2000, which allowed the Company to pay PIS and Cofins debts on installments. Brazilian fiscal authorities are discussing the legality of $18,536 in credits acquired from third parties and used to offset fines and interests incurred by the Company, under the terms of the Program. Brazilian fiscal authorities understand those credits should be offset in first place against taxes due by the owners of the credits, and only after that they would be eligible to be transferred to third parties, but this understanding is based only on a Resolution of the Management Committee of REFIS, and not in the relevant law, according to Company’s legal counsel. On May 2006, the Company has obtained a favorable outcome on the judgment of the injunction conducted by the Company.

Unrecognized contingent tax assets

Management believes the realization of certain contingent assets is possible. However, no amount has been recognized for these contingent tax assets that would only be recognized upon final realization of the gain:

•                              Among them is a court-ordered debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of $12,281 arising from an ordinary lawsuit regarding non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program - PRODI. Due to the default by the State of Rio de Janeiro and the non-regulation of the Constitutional Amendment 30/00, which granted the government a ten-year moratorium for the payment of securities issued to cover court-order debt not related to food, the Company understands realization of this credit in 2006 or in the following years is only possible.

•                              The Company and its subsidiary Gerdau Açominas S.A. and Margusa – Maranhão Gusa S.A. are claming recovery of IPI premium credits. Gerdau S.A. and its subsidiary Margusa – Maranhão Gusa S.A. have filed administrative appeals, which are pending judgment. With regard to the subsidiary Gerdau Açominas S.A., the claims were filed directly to the courts and a decision unfavorable to Gerdau Açominas S.A. was issued and has been appealed by Gerdau Açominas S.A.. The Company estimates a credit in the amount of $181,046.

Labor contingencies

The Company is also defending labor proceedings, for which there is a provision as of June 30, 2006 of $41,823. None of these lawsuits refers to individually significant amounts, and the lawsuits mainly involve claims due to overtime, health and risk premiums, among others. The balances of deposits in court related to labor contingencies, at June 30, 2006, totaled $4,855.

Other contingencies

The Company is also defending in court civil proceedings arising from the normal course of its operations and has accrued $20,932 for these claims. Escrow deposits related to these contingencies, at June 30, 2006, amount to $12,777.

Other contingent liabilities with remote or possible chances of loss, involving uncertainties as to their  occurrence, and therefore, not included in the provision for contingencies, are comprised by:

•                              An antitrust process involving Gerdau S.A. related to the representation of two civil construction syndicates in the state of São Paulo that alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law – (“Secretaria de Direito Econômico”- SDE) and based on public hearings, the SDE is of the opinion that a cartel existed. This conclusion was also supported by an earlier opinion of the Secretariat for Economic Monitoring (“Secretaria de Acompanhamento Econômico” – SEAE). The process was sent to the Administrative Council for Economic Defense – (“Conselho Administrativo de Defesa Econômica” – CADE), for judgment.

CADE judgment was putted on hold by an injunction obtained by Gerdau S.A., which aimed an annulment of the administrative process, due to formal irregularities included on it. This injunction was cancelled by appeals made by CADE and Federal Government, and CADE proceeded with the judgment. On September 23, 2005, CADE issued a rule condemning the Company and the other long steel producers, determining a fine of 7% of gross revenues less excise taxes of each company, based on the year before the starting of the process, due to cartel practices. The Company has appealed from this decision, and this appeal is still pending of judgment.

Nevertheless, the Company has proposed a judicial proceeding aiming to cancel the administrative process due to the abovementioned formal irregularities. If the Company is successful on this proceeding CADE decision can be annulled in the future.

Prior to CADE decision, the Federal Public Ministry of Minas Gerais (“Ministério Público Federal de Minas Gerais”) had presented a Public Civil Action, based on SDE opinion, without any new facts, accusing the Company of involvement in activities that breach antitrust laws. The Company has presented its defense on July 22, 2005.

Gerdau S.A. denies having engaged in any type of anti-competitive behavior and understands, based on information available, including the opinion of its legal advisors, that the administrative process until now includes many irregularities, some of which are impossible to resolve. The Company believes it has not  practiced any violation of anti-trust regulation, and based on opinion of its legal advisors believes in a reversion of this unfavorable outcome.

•                              There is a civil lawsuit filed against Gerdau Açominas S.A., regarding the termination of a contract for the supply of slag and indemnities for losses and damages. The amount of the claim, at June 30, 2006 was approximately $22,157. Gerdau Açominas S.A. contested all bases for the lawsuit and filed a counterclaim for the termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since such demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged unfounded the requests for indemnity. This decision was maintained by the Court of Civil Appeals of the state of Minas Gerais (CCPMG) and is based on expert evidence and interpretation of the contract. The process went to the High Court of Justice and returned to CCPMG for the judgment of the appeal. Gerdau Açominas S.A. believes that a loss from the case is remote, since it understands that a change in the judgment is unlikely.

Insurance claim

A civil lawsuit was filed by Sul América Cia Nacional de Seguros on August 4, 2003 against Gerdau Açominas S.A. and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of $15,886 which was deposited in court to settle an insurance claim made by Gerdau Açominas. The insurer pleads uncertainty in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling it. The lawsuit was contested by both the bank (which claimed having no right over the amount deposited, solving the question raised by Sul América) and the Company (which claimed inexistence of uncertainty and justification to refuse the payment, since the amount owed by Sul América is higher than stated). After this pleading, Sul América claimed fault in the bank’s representation, and this matter is therefore already settled, which resulted collection by Gerdau Açominas in December 2004 of the amount deposited by the insurer. The process is expected to enter in the expert evidence phase, mainly for determination of the amount finally due. Gerdau Açominas has also claimed on a judicial proceeding the amount recognized by the insurers, previous to the civil lawsuit commented above. These proceedings are included in the main lawsuit, and the Company expects to be successful with this claim.

The civil lawsuits arise from the accident on March 23, 2002 with the blast furnace regenerators of the Presidente Arthur Bernardes mill, which resulted in stoppage of several activities, material damages to the steel mill equipment and loss of profits. The equipment, as well as loss of profits arising from the accident, was covered by an insurance policy. The report on the event, as well as the loss claim was filed with IRB - Brasil Resseguros S.A., and the Company received an advance of $28,647 during 2002.

In 2002, a preliminary estimate of indemnities related to the coverage of loss of profits and material damages, in the total amount of approximately $50,825, was recorded, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill and on the expenses incurred to recover the equipment temporarily. This estimate is close to the amount of the advance received, plus the amount proposed by the insurance company as a complement for settling the indemnity. Subsequently, new amounts were added to the discussion, as demonstrated in the Company’s appeal, although they were not accounted for as well as other costs to recover damage caused by the accident. When confirmed, those recoveries will be recorded in the financial statements.

Based on the opinion of its legal advisors, management considers that losses from other contingencies are remote, and that eventual losses would not have a material adverse effect on the consolidated results of operations, consolidated financial position of the Company or its future cash flows.

7                             Shareholders’ equity

7.1                   Share capital

As of June 30, 2006, 231,607,008 shares of Common stock and 435,986,042 shares of Preferred stock had been issued. The share capital of the Company is comprised of Common shares and Preferred shares, all without par value. The authorized capital of the Company is comprised of 400,000,000 Common shares and 800,000,000 Preferred shares. Only the Common shares are entitled to vote. There are no redemption provisions associated with the Preferred shares.  The Preferred shares have preferences in respect of the proceeds on liquidation of the Company.

At a meeting of shareholders held on March 31, 2006, shareholders approved a bonus to both common and preferred shareholders of 50 shares per 100 shares held., with the stock bonus made  effective on April 12, 2006. On the same date the Company increased capital with capitalization of reserves, in the total amount of $1,220,231 ($796,898 for preferred shares and $423,333 for common shares). Preferred shares and common shares resulting from the capitalization were issued through the stock bonus referred above.

At June 30, 2006, the Company held in treasury 4,200,596 preferred shares at a cost of $32,594 (4,350,900 preferred shares at June 30, 2005, after giving retroactive effect of stock bonus approved on March 31, 2006  and 4,568,543 preferred shares at December 31, 3005 at a cost of $19,845 and at a cost of $21,951, respectively).

7.2                   Dividends

On May 15, 2006, the Company has credited $96,309 as interest on equity to shareholders as an anticipation of the minimum statutory dividend of the fiscal year 2006.

Brazilian corporations are permitted to distribute interest on equity, similar to a dividend distribution, which is deductible for income tax purposes. The amount payable may not exceed 50% of the greater of net income for the year or retained earnings, as measured under Brazilian Corporate Law. It also may not exceed the product of the Taxa de Juros Longo Prazo (“TJLP”) (long-term interest rate) and the balance of shareholders’ equity, as measured under Brazilian Corporate Law.

Payment of interest on equity is beneficial to the Company when compared to making a dividend payment, since it is deductible for income tax purposes. The related tax benefit is recorded in the consolidated statement of income. Income tax is withheld from the stockholders with respect to interest on equity at the rate of 15%.

8                             Earnings per share (EPS)

Pursuant to SFAS No. 128, “Earnings per Share” the following tables reconcile net income to the amounts used to calculate basic and diluted EPS. Computations of EPS presented below have been retroactively adjusted to reflect stock bonus approved on March 31, 2006 to both common and preferred shareholders of 50 shares per 100 shares held.

Basic

	Six-month period ended June 30 2006			Six-month period ended June 30 2005
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Dividends (interest on equity) declared	35,969	67,185	103,154	65,212	121,753	186,965
Allocated undistributed earnings	253,933	474,325	728,258	144,631	270,029	414,660
Allocated net income available to Common and Preferred shareholders	289,902	541,510	831,412	209,843	391,782	601,625

Basic denominator
Weighted-average outstanding shares, after giving retroactive effect to the the stock bonus described above and deducting the average tresuary shares (Note 7.1)	231,607,008	432,620,192		231,607,008	432,415,795
Earnings per share (in US$) – Basic	1.25	1.25		0.91	0.91

	Three-month period ended June 30, 2006			Three-month period ended June 30, 2005
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except per share data)			(in thousands, except per share data)
Basic numerator
Dividends (interest on equity) declared	33,582	62,727	96,309	27,786	51,878	79,664
Allocated undistributed earnings	110,366	206,384	316,749	85,490	159,585	245,075
Allocated net income available to Common and Preferred shareholders	143,948	269,111	413,058	113,276	211,463	324,739

Basic denominator
Weighted-average outstanding shares, after giving retroactive effect to the the stock bonus described above and deducting the average tresuary shares (Note 7.1)	231,607,008	432,990,363		231,607,008	432,360,812

Earnings per share (in US$) – Basic	0.62	0.62		0.49	0.49

Dilluted

	Three-month period ended		Six-month period ended
	June 30,		June 30,
	2006	2005	2006	2005
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	269,111	211,463	552,079	391,782
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau	1,226	377	2,780	691
	270,337	211,839	554,858	392,473

Net income allocated to common shareholders	143,948	113,276	295,560	209,843
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau, option to settle in shares the purchase price of an additional interest in Diaco and option granted to minority shareholders of Sipar to sell their shares to Gerdau	(1,226)	(377)	(2,780)	(691)

	142,722	112,900	292,781	209,152

Diluted denominator
Weighted - average number of shares outstanding
Common Shares	231,607,008	231,607,008	231,607,008	231,607,008
Preferred Shares
Weighted-average number of preferred shares outstanding	432,990,363	432,360,812	432,620,192	432,415,795
Potential increase in number of preferred shares outstanding in respect of stock option plan	2,070,305	2,215,868	2,107,312	2,194,408
Potential issuable preferred shares with respect to option to settle acquisition of additional interest in Diaco in shares of the Company	2,217,287	—	2,777,144	—
Option granted to minority shareholders of Sipar to sell their shares to Gerdau	1,421,633	—	1,421,633	—
Total	438,699,588	434,576,680	438,926,281	434,610,203

Earnings per share – Diluted (Common and Preferred Shares)	0.62	0.49	1.26	0.90

9                             Derivative instruments

The use of derivatives by the Company is limited. Derivative instruments are used to manage clearly identifiable foreign exchange and interest rate risks arising out of the normal course of business.

Gerdau and Gerdau Açominas

As part of its normal business operations, Gerdau and Gerdau Açominas have obtained U.S. dollar denominated debt at fixed rates which exposes them  to market risk from changes in foreign exchange and interest rates. Changes in the rate of the Brazilian real against the U.S. dollar expose Gerdau and Gerdau Açominas to foreign exchange gains and losses which are recognized in the statement of income and also to changes in the amount of Brazilian reais necessary to pay such U.S. dollar denominated debt. Changes in interest rates on their fixed rate debt expose Gerdau and Gerdau Açominas to changes in fair value on its debt. In order to manage such risks, Gerdau and Gerdau Açominas used to enter into derivative instruments, primarily cross-currency interest rate swap contracts, but also interest rate swaps. Under the swap contracts Gerdau and Gerdau Açominas have the right to receive on maturity United States dollars plus accrued interest at a fixed rate and have the obligation to pay Brazilian reais at a variable rate based on the CDI rate,.

Although such instruments mitigate the foreign exchange and interest rate risks, they do not necessarily eliminate them. The Company generally does not hold derivative instruments for trading purposes.

All swaps have been recorded at fair value and realized and unrealized losses are presented in the consolidated statement of income under “Gain (losses) on derivatives, net”.

No cross-currency interest rate swaps are outstanding as of June 30, 2006. The notional amount of such cross-currency interest rate swaps amounted $24,462 as of June 30, 2005 and $7,902 as of December 31, 2005, with remaining maturity dates between July 2005 and March 2006 as of June 30, 2005 and between January 2006 and March 2006 as of December 31, 2005. Interest rate payable was between 85.55% to 92.8% of CDI as of June 30, 2005 and between 85.55% and 106.0% of CDI as of December 31, 2005. No unrealized losses were accounted for as of June 30, 2005 but $6,786 were recorded as of December 31, 2005.

Gerdau Açominas also entered into interest rate swaps where it receives a fixed interest rate in U.S. dollars and pays a variable interest rate based on LIBOR. The agreements have a notional value of $323,125 and expiration date between November 2008 and November 2011.  The aggregate fair value of this interest rate swap, which represents the amount that would be paid if the agreements were terminated at June 30,2006, is a gain of approximately $12,627 (loss of $1,785 at June 30, 2005 and gain of $2,233 at December 31, 2005).

Gerdau Açominas also entered on a reverse swap where it receives a variable amount of interest based on JIBOR in japanese yens, and pays a fixed interest rate in US dollars, with a notional amount of $267,000. This swap has a final maturity date on November 16, 2007. The aggregate fair value of this swap, which represents the amount that would be paid if the agreements were terminated at June 30, 2006 is a loss of $5,657 (no unrealized loss as of June 30, 2005 and as of December 31, 2005 as the reverse swap was entered into after such dates).

Operations in South America

The Company has granted options to the minority shareholders of Sipar Aceros S.A. as part of the purchase agreements of that company by which those shareholders may sell their shares in Sipar Aceros S.A. and settlement can be made (at the option of the Company or of the shareholders depending on the agreement) either in cash of in shares of Gerdau . Such options are accounted for its estimated fair value, in the amount of $3,552 as of June 30, 2006, under Other long term liabilities ($5,818 as of December 31, 2005). The Company has a commitment to acquire an additional interest in Diaco which can be settled at the option of the counterparty either in cash or in shares of Gerdau; such commitment is, accounted for at its estimated fair value, in the amount of $22,134, recorded under Other long term assets ($7,529 as of December 31, 2005).

Gerdau Ameristeel Corporation

In order to reduce its exposure to changes in the fair value of its Senior Notes, Gerdau Ameristeel entered into interest rate swaps subsequent to the refinancing of its debt.  The agreements have a notional value of $200,000 and expiration dates of July 15, 2011. Gerdau Ameristeel receives a fixed interest rate and pays a variable interest rate based on LIBOR. The aggregate mark-to-market (fair value) of the interest rate agreements, which represents the amount that would be paid if the agreements were terminated at June 30, 2006 was approximately a loss $1,001  (losses of $3,793 as of June 30, 2005 and $1,170 at December 31, 2005).

10                      Segment information

There are no significant inter-segment sales transactions and the identifiable assets are trade accounts receivable, inventories and property, plant and equipment.

The following segments correspond to the business units by which the Executive Committee manages its operations:

	Six-month period ended June 30, 2006
								Total as per
		Açominas Ouro	Specialty	South America	North		Adjustments and	financial
	Long Brazil	Branco	Steel	(except Brazil)	America	Total	reconciliations	statements

Net sales	1,093,211	675,668	570,364	452,834	2,528,469	5,320,546	472,641	5,793,187
Financial income (expenses), net	130,118	45,283	15,363	(1,674)	(24,397)	164,693	(9,522)	155,171
Net income	375,727	123,114	63,736	55,838	217,141	835,556	12,083	847,639
Capital expenditures	195,011	221,350	204,398	28,885	215,595	865,239	10,680	875,919
Depreciation and amortization	52,220	67,994	23,306	17,385	66,720	227,625	15,291	242,916
Identifiable assets	1,973,796	1,876,526	695,258	556,641	2,547,645	7,649,866	686,766	8,336,632

	Six-month period ended June 30, 2005
								Total as per
		Açominas Ouro	Specialty	South America	North		Adjustments and	financial
	Long Brazil	Branco	Steel	(except Brazil)	America	Total	reconciliations	statements

Net sales	1,467,891	571,137	230,420	230,280	2,294,044	4,793,772	(385,203)	4,408,569
Financial expenses, net	55,546	(20,156)	(3,857)	(3,211)	(28,594)	(272)	13,555	13,283
Net income	380,945	148,131	9,565	33,081	152,897	724,619	(122,994)	601,625
Capital expenditures	155,644	86,144	23,525	14,728	71,979	352,020	16,121	368,141
Depreciation and amortization	51,030	55,283	6,182	6,385	60,486	179,366	(33,478)	145,888
Identifiable assets	1,852,093	1,476,112	229,942	306,069	2,272,858	6,137,074	(326,036)	5,811,038

	Three-month period ended June 30, 2006
								Total as per
		Açominas Ouro	Specialty	South America	North		Adjustments and	financial
	Long Brazil	Branco	Steel	(except Brazil)	America	Total	reconciliations	statements

Net sales	475,742	331,004	299,779	233,231	1,396,557	2,736,313	250,312	2,986,625
Financial income (expenses), net	14,033	(21,201)	12,139	(1,320)	(12,452)	(8,801)	49,356	40,555
Net income	213,250	33,373	59,553	26,789	127,203	460,168	(47,110)	413,058
Capital expenditures	103,594	145,053	3,053	12,354	171,246	435,300	28,501	463,801
Depreciation and amortization	22,602	34,083	12,567	7,298	34,972	111,522	7,216	118,738
Identifiable assets	1,973,796	1,876,526	695,258	556,641	2,547,645	7,649,866	686,766	8,336,632

	Three-month period ended June 30, 2005
								Total as per
		Açominas Ouro	Specialty	South America	North		Adjustments and	financial
	Long Brazil	Branco	Steel	(except Brazil)	America	Total	reconciliations	statements

Net sales	710,685	297,134	127,912	110,038	1,066,764	2,312,533	(109,980)	2,202,553
Financial income (expenses), net	82,949	(10,459)	(2,545)	(1,747)	(16,155)	52,043	1,691	53,734
Net income	222,848	79,671	80	13,309	63,878	379,786	(55,047)	324,739
Capital expenditures	78,271	49,800	10,796	11,884	36,153	186,904	(13,819)	173,085
Depreciation and amortization	25,135	28,348	3,465	3,185	28,642	88,775	(23,219)	65,556
Identifiable assets	1,852,093	1,476,112	229,942	306,069	2,272,858	6,137,074	(326,036)	5,811,038

	Year-end December 31, 2005
								Total as per
		Açominas Ouro	Specialty	South America	North		Adjustments and	financial
	Long Brazil	Branco	Steel	(except Brazil)	America	Total	reconciliations	statements

Depreciation and amortization	105,346	116,375	12,456	18,404	105,691	358,272	(56,510)	301,762
Identifiable assets	1,690,399	1,595,770	230,041	576,361	2,218,335	6,310,906	(350,957)	5,959,949

The segment information above has been prepared under Brazilian GAAP and consistent with the criteria used to present segment information at the year end financial statements. The Company’s’ reportable segments under SFAS No. 131 “Disclosures About Segments of an Enterprise and Related Information” correspond to the business units through which the Gerdau Executive Committee manages its operations: long steel products in Brazil, specialty steel products (which as from its acquisition in January 2006 include the operations of Corporación Sidenor), Açominas (corresponding to the operations of the former Açominas carried out through the mill located in Ouro Branco, Minas Gerais), South America (which excludes the operations in Brazil) and North America.Corporate activities performed for the benefit of the Group as a whole are not separately presented and are included as part of the information of Long Brazil.

Geographic information about the Company presented following the same basis as the financial statement is as follows with revenues classified by the geographic region from where the product has been shipped:

	Six-month period ended June 30, 2006
		South America	North
	Brazil	(except Brazil)	America	Europe	Total

Net sales	2,589,496	446,946	2,265,931	490,814	5,793,187
long lived assets	3,581,234	304,903	1,413,010	227,147	5,526,294

	Six-month period ended June 30, 2005
		South America	North
	Brazil	(except Brazil)	America	Total

Net sales	2,286,129	158,827	1,963,613	4,408,569
long lived assets	2,185,819	156,820	1,226,242	3,568,881

	Three-month period ended June 30, 2006
		South America	North
	Brazil	(except Brazil)	America	Europe	Total

Net sales	1,285,889	231,894	1,206,495	262,347	2,986,625
long lived assets	3,660,474	304,903	1,413,010	227,147	5,605,534

	Three-month period ended June 30, 2005
		South America	North
	Brazil	(except Brazil)	America	Total

Net sales	1,162,562	78,916	961,075	2,202,553
long lived assets	2,185,819	156,820	1,226,242	3,568,881

	Year ended December 31, 2005
		South America	North
	Brazil	(except Brazil)	America	Total

Long lived assets	2.325.507	245.073	1.283.856	3.854.436

Long lived assets include property, plant and equipment, equity investments, investments at cost and goodwill.

11                      Income tax reconciliation

A reconciliation of the income taxes in the statement of income to the income taxes calculated at the Brazilian statutory rates follows:

	Three-month period ended		Six-month period ended
	June 30,		June 30,
	2006	2005	2006	2005
Income before taxes and minority interest	649,998	525,337	1,318,062	987,778
Brazilian composite statutory income tax rate	34%	34%	34%	34%
Income tax at Brazilian income tax rate	220,999	178,615	448,141	335,845
Permanent differences:
Foreign income having different statutory rates	(6,680)	(810)	(26,720)	(4,894)
Non-taxable income net of non-deductible expenses	(10,388)	(37,678)	(15,342)	(35,572)
Benefit of deductible interest on equity paid to shareholders	(34,758)	—	(34,758)	—
Tax deductible goodwill recorded on statutory books	(32,027)	—	(63,919)	—
Other, net	(8,173)	9,139	(16,526)	(3,849)
Income tax expense	128,973	149,266	290,876	291,530

12                        Pension Plans

Gerdau and other related companies in the Conglomerate co-sponsor contributory pension plans (the “Brazilian Plans”) covering substantially all employees based in Brazil. The Brazilian Plans consists of a plan for the employees of Gerdau and its subsidiaries (“Gerdau Plan”) and one plan for the employees of Gerdau Açominas and its subsidiaries (“Gerdau Açominas Plan”). The Brazilian Plans are mainly defined benefit plans with certain limited defined contributions.  Additionally, the Company’s Canadian and American subsidiaries, including Gerdau Ameristeel, sponsor defined benefit plans (the “North American Plans”) covering the majority of their employees. Contributions to the Brazilian Plans and the North American Plans are based on actuarially determined amounts.

The subsidiaries in North America currently provide specified health care benefits to retired employees. Employees who retire after a certain age with specified years of service become eligible for benefits under this unfunded plan.

The following tables summarize the pension benefits cost and postretirement medical benefit cost included in the Company’s consolidated statements of financial position:

Brazil plans

	Three-month period		Six-month period ended
	ended June 30,		June 30,
	2006	2005	2006	2005
Components of net periodic benefit cost
Service cost	3,330	2,315	6,644	4,630
Interest cost	9,940	7,127	19,831	14,254
Expected return on plan assets	(17,848)	(11,442)	(35,609)	(22,884)
Amortization of unrecognized transition benefit	(169)	(139)	(338)	(278)
Amortization of prior service cost	242	198	482	396
Amortization of unrecognized gain and losses, net	(1,231)	(900)	(2,456)	(1,800)
Employees contributions	(710)	(492)	(1,417)	(984)
Net periodic benefit	(6,446)	(3,333)	(12,863)	(6,666)

North America plans

Pension Plan

	Three-month period		Six-month period ended
	ended June 30,		June 30,
	2006	2005	2006	2005
Components of net periodic benefit cost
Service cost	4,302	2,745	8,532	4,908
Interest cost	6,255	5,569	12,389	11,186
Expected return on plan assets	(6,201)	(5,244)	(12,298)	(10,478)
Amortization of transition obligation	47	44	94	86
Amortization of prior service cost	324	73	648	144
Amortization of unrecognized gain and losses, net	837	554	1,674	1,164
Net periodic cost	5,564	3,741	11,039	7,010

Other benefits

	Three-month period		Six-month period ended
	ended June 30,		June 30,
	2006	2005	2006	2005
Components of net periodic benefit cost
Service cost	382	283	745	566
Interest cost	770	538	1,454	1,076
Amortization of prior service cost	(82)	(53)	(164)	(106)
Recognized actuarial loss	25	8	50	16
Net periodic cost	1,095	776	2,085	1,552

13                      Guarantee of indebtedness

(a)                      Gerdau has provided a surety to Dona Francisca Energética S.A., in financing contracts which amount to R$86,104 thousand (equivalent of $39,784 at period-end exchange rate). Under the surety, Gerdau guarantees 51.82% ($20,616) of such debt. This guarantee was established before December 2002, and, therefore, is not covered by the accounting requirements of FASB Interpretation No. 45 (“FIN 45”). The guarantee may be executed by lenders in the event of default by Dona Francisca Energética S.A.

(b)                     Gerdau is the guarantor on Euro Commercial Papers of its subsidiary GTL Trade Finance Inc., in the amount of $200,000, on loans of its subsidiary GTL Spain in the amount of $20,031 and on Export Receivables Notes of its subsidiary Gerdau Açominas S.A. amounting to approximately $219,587. Gerdau Açominas, Gerdau Aços Longos, Gerdau Aços Especiais and Comercial Gerdau de Aços guarantee the US$ 600,000 Perpetual Senior Securities issued by Gerdau S.A. Gerdau also guarantees loans of its subsidiaries Gerdau Açominas, Gerdau Aços Longos and Gerdau Aços Especiais in the amount of $437,207, $33,768 and $4,780, respectively.

As the guarantees above are between a parent company (the Company) and its subsidiaries they are not subject to the recognition provisions under FIN 45. These guarantees may be executed upon failure by the subsidiaries or by Gerdau in satisfying their financial obligations.

(c)                      Gerdau Açominas and Gerdau Comercial de Aços provides guarantees to Banco Gerdau S.A. that finance sales to selected customers. These sales are recognized at the time the products are delivered. Under the vendor program, the Company is the secondary obligor to the bank. At June 30, 2006 customer guarantees provided by the company totaled $14,835. Since Banco Gerdau S.A., Gerdau Açominas S.A. and Gerdau Comercial de Aços are under the common control of MG, this guarantee is not covered by the recognition provisions of FASB Interpretation No 45 (“FIN 45”).

14                      Subsequent event

On August 2, 2006, the Board of the Company approved the payment of R$0.35 dividends per common and preferred share to be paid as an anticipation of minimum statutory dividend. Those dividends will be computed based on shareholdings positions as of August 14, 2006, and the payment is scheduled for August 24, 2006.

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